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SEC Mail Processing Section
FEB 19 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VANDHAM SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 TICE BOULEVARD
(No. and Street)

WOODCLIFF LAKE, (City) NEW JERSEY (State) 07677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK P. CATRINI, TIMOTHY BARBA　　(201) 782-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MYER, GREENE & DEGGE
(Name – *if individual, state last, first, middle name*)

300 N. MIDDLETOWN ROAD, SUITE 8, P.O. BOX 930, PEARL RIVER, NEW YORK 10965
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
2/22/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK P. CATRINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANDHAM SECURITIES CORP., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

TIMOTHY BARBA
Notary Public, State of New York
No 01BA4613325
Qualified in Rockland County
Commission Expires July 31, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANDHAM SECURITIES CORP.

I N D E X

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

Independent Auditor's Report

To the Board of Directors
Vandham Securities Corp.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Vandham Securities Corp. (the Company) as of December 31, 2012 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair

presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vandham Securities Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

MYER, GREENE & DEGGE

Dated: January 30, 2013

Exhibit A

VANDHAM SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2012

ASSETS

Cash and cash equivalents (Notes 1E and 4)	$ 47,275
Cash and cash equivalents segregated under federal and other regulations (Notes 1E, 2 and 4)	28,919
Receivable from brokers, dealers and clearing organizations (Note 4)	1,495,353
Marketable securities owned, at market value (Notes 1C, 3, 4 and 5)	148,861
Fixed assets - net (Notes 1D and 6)	51,008
Deposits, prepaids and other assets	271,948
TOTAL ASSETS	$2,043,364

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 298,907
Salaries, wages and compensation payable	75,000
Marketable securities sold, not yet purchased, at market value (Notes 1C, 3, 4 and 5)	68,185
Subordinated borrowings (Note 7)	800,000
Capital lease obligations	-
Tenant security deposits	-
Deferred lease incentives (Note 9)	34,809
Total Liabilities	1,276,901
Commitments and contingencies (Note 10)	-
Stockholders' equity - Schedule 1	766,463
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,043,364

The accompanying notes are an integral part of the financial statements.

Exhibit A
Schedule 1

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Preferred Stock (2)		Common Stock (1)				
	Shares	Amount	Shares	Amount	Paid in Capital	Retained Earnings (Deficit)	Total
BALANCE, JANUARY 1, 2012	-	$ -	160	$ 13,300	$ 1,283,067	$(583,557)	$ 712,810
Stock Split	-	-	15,840	-	-	-	-
Shares Issued	200	200,000	-	-	-	-	200,000
Net (Loss)	-	-	-	-	-	(141,847)	(141,847)
Dividends and Distributions	-	-	-	-	(4,500)	-	(4,500)
BALANCE, DECEMBER 31, 2012	200	$200,000	16,000	$ 13,300	$ 1,278,567	$(725,404)	$ 766,463

(1) Class A, no par value, 20,000 shares authorized, 16,000 shares issued and outstanding.

(2) Series A, no par value, non-cumulative, convertible, 1,000 shares authorized, 200 shares issued and outstanding. (Note 15)

The accompanying notes are an integral part of the financial statements.

Exhibit B

VANDHAM SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

	Amount	Percent To Total Revenue
REVENUES (Note 1B)		
Commissions and other income (Note 1B)	$ 4,898,939	42.94
Net gains from principal transactions (Note 1B)	6,509,345	57.06
Total Revenues	11,408,284	100.00
EXPENSES		
Employee compensation	5,653,671	49.56
Data and research services	2,060,175	18.06
Floor brokerage, commissions and clearing fees	1,416,798	12.42
Payroll taxes and fringe benefits	731,930	6.42
Professional fees	630,107	5.52
Rent, utilities and occupancy costs (Note 10)	237,700	2.08
Dues, subscriptions, licenses and registrations	202,636	1.78
Auto and travel	171,707	1.51
Meals, entertainment and business promotion	136,235	1.20
Telephone	70,500	.62
Interest (Note 7)	64,034	.56
Moving, storage, repairs and maintenance	53,530	.47
Insurance	36,809	.32
Office supplies and expenses	25,566	.22
Equipment rental (Note 8)	19,630	.17
Depreciation (Notes 1D and 6)	15,091	.13
Contributions	14,571	.13
Postage	3,444	.03
Employee training	2,350	.02
Miscellaneous	1,700	.01
Bank charges	181	-
Total Expenses	11,548,365	101.23
(LOSS) BEFORE INCOME TAX PROVISION	(140,081)	(1.23)
CURRENT INCOME TAX PROVISION (Note 11)	1,766	.01
NET (LOSS)	$(141,847)	(1.24)

The accompanying notes are an integral part of the financial statements.

Exhibit C

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2012

Subordinated borrowings, January 1, 2012	$800,000
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment of subordinated notes	-
SUBORDINATED BORROWINGS, DECEMBER 31, 2012 (Note 7)	$800,000

The accompanying notes are an integral part of the financial statements.

Exhibit D

VANDHAM SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$(141,847)	
Adjustments to reconcile net (loss) to cash provided by operating activities:		
Depreciation	15,091	
Decrease (increase) in operating assets:		
Receivable from brokers, dealers and clearing organizations	131,523	
Marketable securities owned, at market value	(91,313)	
Deposits, prepaids and other assets	19,219	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	56,388	
Salaries, wages and compensation payable	(100,000)	
Marketable securities sold, not yet purchased, at market value	30,161	
Tenant security deposits	(90,762)	
Deferred lease incentives	(8,651)	
Cash (Applied To) Operations		$(180,191)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of fixed assets	29,784	
Capital lease obligation payments	(10,323)	
Cash Provided By Investing Activities		19,461
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of preferred stock	200,000	
Preferred stock distributions	(4,500)	
Cash Provided By Financing Activities		195,500
INCREASE IN CASH AND CASH EQUIVALENTS		34,770
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		41,424
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1E)		$ 76,194

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A *The Company:* Vandham Securities Corp. (the Company) was incorporated under the laws of the State of New York on March 16, 1990. The Company was established to engage in all aspects of the securities business including, but not limited to, the buying, selling, trading, underwriting and investment of stocks, bonds, securities and futures of every nature. The Company has operations in New Jersey and Massachusetts.

B *Revenue:* Transactions for the Company's accounts in securities, short-term money market instruments and the related revenue and expenses are recorded on a trade-date basis. For purposes of determining the realized gain or loss on a sale, the cost of securities sold is based on a first in, first out method, unless shares are otherwise specifically identified. Dividends are recorded on the ex-dividend date and interest income is accrued as earned.

C *Investment In Securities:* Marketable securities are stated at quoted market values; securities not readily marketable are stated at estimated fair value as determined by management. The resulting difference between cost and market is included in income.

D *Fixed Assets:* Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Expenditures that materially increase the life of the related assets are capitalized. Expenditures for maintenance and repairs are charged to operations.

E *Policy of Cash Equivalents:* For purposes of the statement of cash flows, cash equivalents include time deposits, money market funds and all highly liquid debt instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business.

F *Accounting for Uncertainty in Income Taxes:* Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") Topic 740, Subtopic 10 prescribes a comprehensive model for how a company should measure, recognize, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company, having adopted FASB ASC Topic 740, Subtopic 10 as of December 31, 2008 and thereafter,

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. There was no impact to the Company's financial statements, as a result of the implementation of FASB ASC Topic 740, Subtopic 10.

If applicable, interest and penalties associated with uncertain tax positions are recognized in operating expenses.

NOTE 2–CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $28,919 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3–MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs.

Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable inputs for the asset or liability.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

NOTE 3--MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED (CONT'D)

		Fair Value Measurements at Reporting Date Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned				
Corporate equity	$104,988	$104,988	$ -	$ -
Corporate debts	43,543	43,543	-	-
Corporate options	330	330	-	-
TOTAL	$148,861	$148,861	$ -	$ -
Sold, Not Yet Purchased				
Corporate equity	$ 66,958	$ 66,958	$ -	$ -
Corporate debts	1,227	1,227	-	-
Corporate options	-	-	-	-
TOTAL	$ 68,185	$ 68,185	$ -	$ -

The Company's security investments are bought or sold short and held principally for the purpose of selling or repurchasing them in the near term and are therefore classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations as a liability in the financial statements at December 31, 2012, at market value of the related securities. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

NOTE 3--MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED (CONT'D)

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

NOTE 4--CREDIT RISK CONCENTRATION

The clearing and depository operations for the Company's security transactions are provided by a single clearing broker. At December 31, 2012, virtually all of the investments in securities are positions with this broker. In the normal course of business, substantially all of the Company's cash balances, receivable balances, security positions and securities transactions are held or transacted with brokers or other counterparties. The Company is subject to credit risk from the potential inability of these counterparties performing under the terms of the contracts. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

The Company maintains its cash in bank and clearing organization deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

NOTE 5--FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

NOTE 5–FINANCIAL INSTRUMENTS (CONT'D)

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB ASC Statement No. 815, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of option contracts are recorded in marketable securities owned or marketable securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 6–FIXED ASSETS

As at December 31, 2012 fixed assets consisted of the following:

Leasehold improvements	$ 61,181
Less: Accumulated depreciation	(10,173)
NET FIXED ASSETS	$ 51,008

NOTE 7–SUBORDINATED BORROWINGS

In October 2002, the Company borrowed $1,000,000 under a Qualified Subordinated Revolver Loan Agreement. The terms of the agreement require monthly payments of interest only at an interest rate of prime plus 1%. In 2009, the Company paid down $500,000 of this obligation. In October 2009, this loan, which now has a principal balance due of $500,000, was replaced with a similar loan under the same general terms and conditions. The entire principal amount of the loan, which is automatically reviewed on an annual basis, is due and payable on October 19, 2013.

In February 2009, under a Subordinated Loan Agreement for Equity Capital, a corporate officer and stockholder loaned the Company $300,000. The loan has a scheduled maturity date of June 30, 2015, at which time the entire $300,000 principal is due. The Company has been making monthly payments of interest only, at an interest rate of 8% per annum.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

NOTE 7–SUBORDINATED BORROWINGS (CONT'D)

The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8—RELATED PARTY TRANSACTIONS

In 2012, the Company entered into an agreement with an LLC, owned and operated by a corporate officer and shareholder, to rent certain property and equipment. Lease terms of this agreement call for the Company to pay $2,500 per month commencing November 1, 2012. After 12 months, if the equipment is still in service and has not been returned to the owner, the rental shall continue at $1,000 per month. Rent paid to this LLC during 2012 amounted to $5,000.

NOTE 9–DEFERRED LEASE INCENTIVES

The Company has entered into several operating lease agreements, some of which contain provisions for future rent increases, rent free periods, or periods in which rent payments are reduced (abated). The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred lease incentives," which is included as a liability on the accompanying Statement of Financial Condition.

NOTE 10–COMMITMENTS AND CONTINGENCIES

In May 2002, the Company amended their lease agreement for the rental of their New York, New York facilities. The amended agreement was for a period of ten years which ended in September, 2012 at approximately $335,000 per annum plus escalation clauses and less certain rent abatements. The Company was responsible for electricity, maintenance and upkeep of the related property including operating expense and real estate tax escalation clauses. Effective July, 2006, the Company entered into a sublease agreement for this facility, which expired September, 2012, at approximately $363,000 per year.

Effective August 1, 2012, the Company was assigned a lease for the rental of their Manhasset, New York offices. The fixed monthly rents are $2,232 from August 1, 2012 to July 31, 2013 and $2,299 from August 1, 2013 to July 31, 2014. At that time, the Company has the option to renew the agreement for an additional 3 year term. The Company is responsible for electricity, maintenance and upkeep of the related property including utility and real estate tax escalation clauses.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

NOTE 10--COMMITMENTS AND CONTINGENCIES (CONT'D)

In November 2012, the Company extended the agreement for the rental of their Boston, Massachusetts offices. The amended term of the lease is for the three year period from June 1, 2012 to May 31, 2015. The lease calls for a base monthly rent of $2,219 for the first year, $2,253 for the second year and $2,288 for the third year. The Company is also responsible for insurance, utilities and real estate tax and building operating cost escalation clauses.

Effective July 1, 2006, the Company entered into a lease agreement for the rental of their Woodcliff Lake, New Jersey facilities. The agreement is for a period of ten years and calls for base monthly rental payments ranging from $15,256 to $16,309, plus certain utility charges. At the expiration date, the lessee shall have the option to extend the term of the lease for a period of five years under the same general terms and conditions of the original agreement. The Company is also responsible for insurance, utilities, real estate tax and building operating cost escalation clauses.

Minimum future payments under the above agreements for the next four years are as follows:

Year	*Amount*
2013	$246,000
2014	239,000
2015	207,000
2016	98,000
	$790,000

NOTE 11--INCOME TAXES

The Company's effective income tax rate is different than what would be expected if Federal and State statutory rates were applied to income from continuing operations primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

NOTE 11--INCOME TAXES (CONT'D)

The Company has incurred net operating losses that can be carried forward. No benefit for income taxes relating to these carryforwards have been recorded due to the uncertainty of future taxable profits and realization of any tax assets. At December 31, 2012, the Company had approximately $159,000 of federal and $189,000 of state net operating loss carryforwards. The net operating loss carryforwards, if not utilized, will begin to expire in 2032 for both federal and state purposes.

Tax returns filed for the year 2009 and thereafter remain subject to examination by federal and state tax jurisdictions.

NOTE 12--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2012, the Company had net capital, as defined, of $1,336,369, which was $336,369 in excess of its regulatory requirements.

NOTE 13--USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 14--RETIREMENT PLANS

The Company sponsors a profit sharing plan that covers substantially all of its employees. Contributions to the Plan are based on management's discretion. Annual contributions are determined using a percentage of the participating employees' salaries. For 2012, the Company did not make any contributions.

The Company has a 401(k) Plan to provide retirement and incidental benefits for its employees. Employees may contribute any portion of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

NOTE 15—PREFERRED STOCK

In 2012, the Company issued 200 shares of Series A convertible preferred stock. The Series A convertible preferred stock pays semi-annual dividends on a non-cumulative basis at a rate of 6% per annum. These non-voting shares may be converted into common stock at any time at a ratio of 4 shares of common for each share of Series A preferred. Upon liquidation or dissolution of the Company, holders of the Series A preferred stock will be senior to the common stock shareholders.

NOTE 16–SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

Interest	$64,034
Income taxes	1,794

NOTE 17—SUBSEQUENT EVENTS

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure. The accompanying financial statements consider events through January 30, 2013, the date the financial statements were available to be issued.

VANDHAM SECURITIES CORP.

SUPPLEMENTAL DATA

VANDHAM SECURITIES CORP.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

Total stockholders' equity		$ 766,463
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		800,000
Other allowable credits		-
Total capital and allowable subordinated liabilities		1,566,463
Deductions and/or charges:		
Total nonallowable assets	201,823	
Other deductions or charges	-	
Other additions or credits	-	(201,823)
Net capital before haircuts on security positions		1,364,640
Haircuts on trading and investment securities		(28,271)
Undue concentration on trading and investment securities		-
Net capital		1,336,369
Computation of net capital requirement:		
Minimum net capital required		1,000,000
EXCESS NET CAPITAL		$ 336,369

Reconciliation (pursuant to Paragraph (d)(4) of Rule 17a-5) with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012):

Net capital, as reported in Part II of the Company's FOCUS Report	$ 1,336,373
Difference due to year end accounting adjustments	(4)
NET CAPITAL PER ABOVE	$ 1,336,369

VANDHAM SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR A BROKER-DEALER UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

CREDIT BALANCES	
Commission Recapture	$ -
Total credit items	-
DEBIT BALANCES	-
Total debit items	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ -
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT"	$28,919

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through Broadcort Correspondent Clearing Division of Merrill Lynch, Pierce, Fenner & Smith Incorporated on a fully disclosed basis, which files financial statements with the Securities and Exchange Commission pursuant to Rule 17a-5.

VANDHAM SECURITIES CORP.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
Vandham Securities Corp.

In planning and performing our audit of the financial statements of Vandham Securities Corp. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of

controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MYERS, GREENE & DEGGE

Dated: January 30, 2013

VANDHAM SECURITIES CORP.

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILIATION

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
Vandham Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Vandham Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Vandham Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Vandham Securities Corp.'s management is responsible for Vandham Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MYERS, GREENE & DEGGE

Dated: January 30, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042448 FINRA DEC
VANDHAM SECURITIES CORP 12*12
50 TICE BLVD
WOODCLIFF LAKE NJ 07677-7654

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TIM BARBA

2. A. General Assessment (item 2e from page 2) $ 22367

B. Less payment made with SIPC-6 filed (**exclude interest**) (10029)

8/1/2012
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 12338

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 12338

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12338

H. Overpayment carried forward $(—)

SIPC
5500-0100

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VANDHAM SECURITIES CORP
(Name of Corporation, Partnership or other organization)

T Barba.
(Authorized Signature)

Dated the 18th day of JANUARY, 20 13.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,411,983
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1580955
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): COMMISSION REBATES (Deductions in excess of $100,000 require documentation)	820,350
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 64,034	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	64034
Total deductions	2465339
2d. SIPC Net Operating Revenues	$ 8946644
2e. General Assessment @ .0025	$ 22367 (to page 1, line 2.A.)

VANDHAM SECURITIES CORP.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17A-5
AS OF DECEMBER 31, 2012
AND FOR THE YEAR THEN ENDED